Awareness for Teens, Inc.
6767 West Tropicana Ave
Suite 207
Las Vegas, NV 89103

December 20, 2012

Joe Cascarano
Staff Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0406

Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0406

Re:	Awareness for Teens, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 14, 2012
File No: 0-54589

Dear Mr. Cascarano and Mr. Spirgel:

Please consider this letter as part of our response to your request of December 13, 2012 regarding the above mentioned matter and the concurrent amendment to the Form 10-K.

Securities and Exchange Commission
December 20, 2012

The Company hereby acknowledges that:

(i)	We are responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

(iii)	We may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have been advised that the Division of Enforcement has access to all information we have provided to the staff of the Division of Corporation Finance in connection with our filing with the Commission.

Very truly yours,

AWARENESS FOR TEENS, INC.

By:	/s/ Maureen Cottrell
Maureen Cottrell
President